March 4, 2014

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:

Mara L. Ransom, Assistant Director

Jennifer Lopez

Lilyanna L. Peyser

Re:

Xun Energy, Inc.

Registration Statement on Form S-1

Filed February 4, 2014

File No. 333-19732

Dear Ms. Ransom:

I, Jerry G. Mikolajczyk, President, CEO and CFO of Xun Energy, Inc. (the “Company”), hereby state and confirm that the convertible notes discussed on the cover page and the risk factors in the following statement: “1,066,000,000 shares of our common stock remain available for issuance over the next two to twelve months pursuant to outstanding convertible notes” refers to the notes disclosed in NOTE 13 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR NOVEMBER 30, 2013 in both the Form S-1 and the Form 10-Q for the same period..

By:	_/s/ Jerry G. Mikolajczyk__________________ Jerry G. Mikolajczyk, CEO, CFO and President